

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 12, 2022

Todd Vogensen
Chief Financial Officer
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

   Re: Party City Holdco Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed February 28, 2022
     File No. 001-37344

Dear Todd Vogensen:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services